UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Anchor Bancorp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

032838104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 032838104

1	NAME OF REPORTING PERSON Joel S. Lawson IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,411
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,411
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 032838104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Anchor Bancorp, a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 601 Woodland Square Loop SE, Lacey, Washington 98530.

Item 2.	Identity and Background.

(a)           This statement is filed on behalf of Joel S. Lawson IV (the “Reporting Person”).

(b)           The address of the principal office of the Reporting Person is 2040 Grubbs Mill Road Berwyn, Pennsylvania 19312.

(c)           The principal occupation of the Reporting Person is as a private investor.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 145,411 Shares directly owned by the Reporting Person is approximately $1,282,449, excluding brokerage commissions.  Such Shares were acquired with the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on his belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On May 15, 2013, the Reporting Person delivered a letter to the Issuer, dated May 14, 2013, submitting a stockholder proposal for inclusion in the Issuer’s proxy statement in connection with the 2013 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.  The Reporting Person’s proposal recommends that the Board of Directors of the Issuer consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Issuer as a whole, merger, or other transaction for all or substantially all of the assets of the Issuer, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 032838104

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’ investment, making further proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,550,000 Shares outstanding as of May 8, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 145,411 Shares, constituting approximately 5.7% of the Shares outstanding.

(b)           The Reporting Person possesses the sole power to vote and dispose of the 145,411 Shares reported beneficially owned by him.

(c)           There have been no transactions in securities of the Issuer during the past sixty days by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as stated herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person or entity, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter from Joel S. Lawson IV to Anchor Bancorp, dated May 14, 2013, submitting a stockholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

CUSIP NO. 032838104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2013

/s/ Joel S. Lawson IV
Joel S. Lawson IV